                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 2, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: November 5, 2007

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer
News

           G. WILLI-FOOD INTERNATIONAL SIGNS BINDING LETTER OF INTENT
             TO PURCHASE MAJORITY INTEREST IN ISRAELI MEDITERRANEAN
                               FOOD MANUFACTURER

YAVNE, ISRAEL - NOVEMBER 2, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it had signed a binding letter of intent to form a new joint company ("NewCo") with the owners of Shamir
Salads (2006) Ltd. ("Shamir Salads"), an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad,.

Under the terms of letter of intent, all of the present activities of Shamir
Salads are to be performed through the new entity NewCo. Willi Food would hold a
51% interest in NewCo, and the current owners of Shamir Salads would hold the remaining interest. Alternatively, in its sole discretion, Willi Food would buy
51% interest in Shamir Salads on a fully diluted basis after receiving full indemnification from the owners of Shamir Salads for the period before the closing. The closing of the transaction is planned to be completed by early
2008, but closing is subject to completion of legal, financial and business due diligence, Willi Food board approval and Israeli antitrust approval. There is no guarantee that the transaction will in fact close.

In consideration for the 51% interest in NewCo (or in Shamir Salads, as the case may be), Willi Food would pay to the owners of Shamir Salads an amount equal to
2.55 times NewCo's net profit after all applicable taxes, as determined in accordance with NewCo's audited financial statements for the year 2008 (but in any event not less than the advance payment). The consideration would be payable by Willi Food within 14 days following the publication of the audited financial results of NewCo for 2008. A non-refundable advance payment of NIS 5 million
(USD 1.25 million) would be made; however, the advance payment would be less in the event Shamir Salads' financial results do not meet expectations for the
August-November 2007 period. In addition, a loan for the amount NIS 1.5 million
(USD 375,000) would be paid at closing. The loan would bear an interest rate of
Israeli prime + 3.5% per year and would be payable within 14 days following the publication of the audited financial results of NewCo for 2008.

The current owners of Shamir Salads would be appointed as joint Chief Executive
Officers of NewCo for a term of at least three years. Willi Food would appoint the Chairman and the Chief Financial Officer of NewCo. So long as the ownership of NewCo does not change, the owners of Shamir Salads and Willi Food would each appoint an equal number of directors in NewCo. Willi Food would have "effective control" over NewCo.

Mr. Zwi Williger, President and COO of Willi Food commented, "The growth and popularity of Mediterranean style foods has grown beyond ethnic food borders and into the diet of mainstream consumers. Shamir Salad's line of kosher
Mediterranean hummus, dips and spreads, appetizers and gourmet specialties are in line with Willi-Food's core kosher and healthy living businesses."

"The acquisition of Shamir Salads adds additional items to our growing line of products. Shamir Salads is currently exporting product to countries in North
America and Europe, and we believe that Willi Food can increase the demand and scale of export of products into these regions. Since our new logistic center has roughly four times the capacity of our formerly leased warehouses, we are prepared to aggressively launch new products into the regions in which we currently operate, as well as Russia, where we expect to make inroads in 2008."
concluded Mr. Williger.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,700 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company's Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally, while its Laish Israeli subsidiary and joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide. For more information, please visit the Company's website at www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

COMPANY CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, Vice President
(+972) 8-932-1000
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com